FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3653	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga@ica.com.mx	dbmwilson@zemi.com

IICA ANNOUNCES THE PARTICIPATION OF THE INTERNATIONAL FINANCE
CORPORATION IN THE IRAPUATO-LA PIEDAD PPP PROJECT

Mexico City, September 21, 2006 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that the International Finance Corporation, IFC, the private sector arm of the World Bank, has provided a partial credit guarantee of up to Ps. 130.5 million for the financing approved by Santander-Serfin for the expansion, modernization, and operation of the Irapuato-La Piedad highway. The Public Private Partnership (PPP) concession and service contract for this highway was awarded to an ICA subsidiary by the Ministry of Communications and Transport (SCT) in October 2005.

“IFC’s participation in this project confirms the strength and viability of the PPP structure. The Mexican government has been developing the PPP mechanism for the past three years, and ICA has participated actively in the development process,” said Alonso Quintana, ICA’s Administration and Finance Director.

Franciso A. Tourreilles, IFC’s Director of the Infrastructure Department noted, “IFC is pleased to be working with ICA and Banco Santander in this path breaking PPP transaction in Mexico. It will have an important demonstration effect for PPP infrastructure projects in that country and, more broadly, in Latin America. We believe that the successful development of effective private-public partnership models such as this one will play an important role in helping attract critically needed private investments in infrastructure in the region.”

“Santander is committed to the financing of infrastructure in Mexico. We are grateful to ICA for their confidence in selecting us as Advisor and Bookrunner for the first PPP transaction in Mexico. IFC’s participation contributed to the success of this transaction, and we look forward to working together on other transactions in the future,” said Octaviano Couttolenc, the Santander’s Head of Structured Finance in Mexico.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance